IR BIOSCIENCES HOLDINGS, INC.
8767 E. Via De Ventura
Suite 190
Scottsdale, Arizona 85258
(480) 922-3926

October 17, 2008

Via Edgar and Overnight Delivery

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Mail Stop 6010
Washington, DC 20549-6010

Re:           IR BioSciences Holdings, Inc.
Form 10KSB for the year ended December 31, 2007
Filed March 31, 2008
File No. 33-05384

Dear Mr. Rosenberg:

On behalf of IR BioSciences Holdings, Inc., a Delaware corporation (the “Company”), we hereby transmit this response to your verbal comment issued to the Company on October 9, 2008.  For the convenience of the staff, the comment is repeated verbatim with the Company’s response immediately following.

1.
Comment: Please refer to your response to comment 1.  Please explain to us why the quarterly reports for the periods ended March 31, 2008 and June 30, 2008 have not been revised to reflect that disclosure controls and procedures were ineffective.

Response: Upon further review of the Company’s disclosure controls and procedures as of March 31, 2008 and June 30, 2008, the Company has concluded that such controls and procedures were ineffective due the material weakness identified by the Company in Amendment No. 1 to its Annual Report on Form 10-KSB/A filed with the Commission on September 25, 2008.  Pursuant to this determination, the Company has revised Item 4 in its quarterly reports for the periods ended March 31, 2008 and June 30, 2008, both of which were filed with the Commission on October 17, 2008.

* * * * *

Sincerely,

/s/ Michael K. Wilhelm_________
Michael K. Wilhelm
Chief Executive Officer, IR BioSciences Holdings, Inc.